HOUGHTON MIFFLIN HARCOURT COMPANY

125 High Street

Boston, MA 02110

January 16, 2018

VIA EDGAR

Lyn Shenk

Branch Chief, Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Houghton Mifflin Harcourt Company
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-36166

Dear Ms. Shenk:

Reference is made to the letter dated January 2, 2018 (the “Comment Letter”) setting forth additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above referenced Annual Report on Form 10-K (the “Form 10-K”) of Houghton Mifflin Harcourt Company (the “Company,” “we” or “our”).

We have reproduced below the Staff’s comments followed by our responses.

General

Comments:

“1.	In your letter to us dated October 4, 2013, you discussed sales to customers in Sudan and Syria. You state on page 10 of the 10-K that you export and sell language education products to schools in Africa and the Middle East, regions that include Sudan and Syria. Your website provides contact information for your sales representatives for Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2013 letter, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response to Comment 1:

The Company offers and sells its products worldwide, including in the Middle East and Africa, each of which denotes a broad geographic market. As noted in the Staff’s comments, Sudan and Syria fall within the geographic regions of the Middle East and Africa. Other than as described below, the Company does not seek any business related to Syria or Sudan, and the Company has reviewed its records to identify any contacts, agreements or arrangements with each country.

The Company advises the Staff that, with respect to transactions involving Syria, the Company’s products are considered “informational materials” as defined at 31 C.F.R. 542.304. Pursuant to 31 C.F.R. 542.211(b), informational materials are exempt from the prohibitions on export and import administered by the Department of Treasury, Office of Foreign Assets Control (“OFAC”). Similarly, the Export Administration Regulations exempt informational materials from export prohibitions relating to Syria under 15 C.F.R. 746.9(c)(3).

The Company further advises the Staff that, with respect to transactions involving Sudan, the Company’s products are considered “informational materials” as defined at 31 C.F.R. 538.306. Pursuant to 31 C.F.R. 538.212(c), informational materials are exempt from the prohibitions on export and import administered by the OFAC prior to January 17, 2017.

The Company advises the Staff that between October 4, 2013 and January 16, 2018, the Company has not made any sales of products or services into Syria. The Company notes that while the Company’s distributor in the Middle East, All Prints Publishers and Distributors (“All Prints”), had Syria within its territory through January 1, 2018, it did not engage in active marketing efforts targeted to Syria with respect to the Company’s product and services. As noted above, any sales of the Company’s products to customers in Syria during that period would have been “informational materials” exempt from the export prohibitions relating to Syria. The Company does not anticipate any contact with Syria, whether through its subsidiaries, affiliates, distributors (including through All Prints), partnerships or otherwise. The Company confirms that it does not provide any services, products, information or technology to Syria and does not have any agreements, commercial arrangements or other contacts with the governments of Syria or, to its knowledge, entities controlled by the government of Syria.

The Company further advises the Staff that between October 4, 2013 and January 16, 2018, the Company sold $40 of products to a customer located in Sudan. The Company advises the Staff that the sole Sudanese customer was the Khartoum American School. As noted above, the Company’s sales of products to customers in Sudan are “informational materials” exempt from the prohibitions on export and import administered by OFAC. Other than the exempt sales described in this paragraph, the Company has not had any direct or indirect contact with Sudan, and the Company does not anticipate any additional contacts with Sudan, whether through its subsidiaries, affiliates, distributors, partnerships or otherwise. The Company confirms that it does not provide any services, products, information or technology to Sudan (other than as described in this paragraph) and the Company does not have any agreements, commercial arrangements or other contacts with the government of Sudan or, to its knowledge, entities controlled by the government of Sudan.

As noted in the Staff’s comment, the Company identified the reference to Syria and Sudan on its website and, as such reference is no longer applicable, the Company modified its website appropriately to remove the reference to Syria and Sudan.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.”

Response to Comment 2:

The Company does not believe that the activities described in response to Comment 1 above are material to investors or represent a material investment risk. On a quantitative basis, the Company’s sales attributable in any way to the activities described in the response to Comment 1 are immaterial. For the fiscal year ended December 31, 2016, the Company had net sales of approximately $1,372.7 million, total assets of approximately $2,731.5 million, and total liabilities of approximately $1,851.4 million. In comparison, the Company’s net sales attributable to the countries and activities described in response to Comment 1 were $40 for the fiscal year ended December 31, 2016, with no sales in the fiscal periods from October 4, 2013 to December 31, 2013, and the fiscal years ended, December 31, 2014, 2015 and 2017. For those same periods, the Company had no assets or liabilities relating to the countries and activities described in response to Comment 1.

On a qualitative basis, in light of the exemption from the prohibitions on export and import administered by OFAC and the manner in which the very limited sales occurred, the Company does not believe that a reasonable person would consider the activities described above to have a material impact on making an investment decision regarding the Company’s securities.

*    *    *    *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (617) 351–3166.

Sincerely,

/s/ Joseph P. Abbott, Jr.
Joseph P. Abbott, Jr. Executive Vice President and Chief Financial Officer Houghton Mifflin Harcourt Company